Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

November 27, 2013

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Akre Focus Fund (S000026760)

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your November 8, 2013 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 529 to its registration statement.  PEA No. 529 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on September 25, 2013, and is designated to become effective on November 30, 2013.  PEA No. 529 was filed for the purpose of providing certain material disclosure changes to the SEC for review.  The Trust is filing this PEA No. 543 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 543 will become effective simultaneously with PEA No. 529 on November 30, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	If acquired fund fees and expenses (“AFFE”) is expected to exceed 0.01%, please include as a line item on the Fees and Expenses table.

The Trust responds by confirming that AFFE is not expected to exceed 0.01%.

3.	Please confirm supplementally that the Fund will not invest in derivatives.

The Trust responds by confirming that the Fund does not intend to invest in derivatives.

4.
In the “Principal Investment Strategies” section of the Prospectus, please clarify whether the Fund could invest in all sectors, industries or group of industries of U.S. issuers, or add risk disclosure for specific industry.

After confirming with the Fund’s adviser, the Trust responds by confirming that the Fund can invest in all sectors, industries or groups of industries but will not concentrate its investments in any one specific sector, industry or group of industries.

5.
With respect to “Principal Investment Strategies” section on page 6 of the Prospectus, please disclose that the cost of securities lending is not included in the Fee table, and explain how additional income earned is split.

The Trust responds by adding the following sentence to page 6 of the Prospectus: “The Fund will bear any expenses associated with securities lending arrangements (such expenses are not reflected in the fee table on page 2 of the Prospectus).”  The Trust further responds by confirming that the securities lending agent (U.S. Bank N.A.) is not separately compensated for its services. U.S. Bank receives indirect income through management of the collateral money market Fund.

6.	With respect to “Securities Lending Risk,” please confirm that the Fund will have a fiduciary duty to recall a loan in the event of a proxy vote.

The Trust responds by confirming that the Fund will have a fiduciary duty to recall a loan in the event of a proxy vote and directs the Staff’s attention to the enhanced disclosure found in the SAI on page B-10 which states the following:

“(6) while voting rights on the loaned securities may pass to the borrower, the Board must terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs,”

7.
On page 11 of the Prospectus, in the section titled, “Pricing Fund Shares,” please consider revising the language that reads, “If any significant discrepancies are found, the Fund may adjust its fair valuation procedures” to “…the Fund will adjust its fair valuation procedures”

The Trust responds by revising the language as requested.

8.
On page 12 of the Prospectus, please consider expanding the disclosure in the “Purchases by Mail” section to indicate that because receipt of purchase orders by the U.S. Postal Service does not constitute receipt by the Fund, there could be a delay in processing a shareholder’s purchase order.

The Trust responds by adding reference to the possibility of delay in processing a shareholder’s purchase order as requested.

9.
On page 14 of the Prospectus, please consider expanding the disclosure in the “Redeem by Mail” section to indicate that because receipt of purchase orders by the U.S. Postal Service does not constitute receipt by the Fund, there could be a delay in processing a shareholder’s redemption request.

The Trust responds by adding reference to the possibility of delay in processing a shareholder’s redemption as requested.

10.	On page 14 of the Prospectus in the heading “How to Redeem Shares,” consider adding the word “Sell” in parentheses to clarify that “redeem” means “sell.”

The Trust responds by adding the parenthetical as requested.

Statement of Additional Information (“SAI”) (Non-Fundamental Restrictions)

11.
On page B-25 of the SAI, please consider adding a sentence to the paragraph after the Non-Fundamental Investment Restrictions that clarifies that any further investment by the Fund would be limited to securities that would not cause the Fund to violate any of the investment restrictions.

The Trust responds by adding the following sentence to the end of the referenced paragraph:

“The Fund will ensure that any purchase of securities made by the Fund will not cause the Fund to violate the percentage thresholds noted.”

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP